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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            REPORT ON FORM 6-K DATED FOR THE MONTH OF DECEMBER, 2005

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  December 1, 2005
                                        By:     /s/ Mira Watterman
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                                                Mira Watterman
                                                Executive Assistant to the CEO

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FOR IMMEDIATE RELEASE
Investor Relations Contacts:
Roni Gavrielov                             Jeff Corbin/Jeffrey Goldberger
KM / KCSA Investor Relations               KCSA Worldwide
+972-3-516-7620                            212-896-1214/212-896-1249
roni@km-ir.co.il                           jcorbin@kcsa.com/jgoldberger@kcsa.com


           Shamir Optical Announces Formation of New Company In France

         SHAMIR'S SUBSIDIARY ALTRA WILL ESTABLISH LABORATORY, AND SALES
                 AND DISTRIBUTION PLATFORM FOR THE FRENCH MARKET

    COMPANY SIGNS FIVE-YEAR AGREEMENT WITH LEADING EUROPEAN OPTICAL RETAILER

KIBBUTZ SHAMIR, ISRAEL, DECEMBER 1, 2005 - Shamir Optical Industry Ltd (NASDAQ:
SHMR) today announced that to further strengthen its presence in the burgeoning French marketplace, Altra, its European subsidiary, has formed Altra-France, a new company to establish and operate a laboratory and sales and distribution platform. The total investment is estimated to be up to (euro)5 million over the next two years.

In addition, Altra has signed an agreement with one of the leading retail optical chains in Europe with more than 700 outlets. Altra will become a recognized provider of spectacle lenses to the chain. The agreement, which commences in January 2006, does not include a minimum buying commitment by the chain.

Giora Ben Zeev, President and Chief Executive Officer of Shamir Optical, stated, "The European market is one of the largest and fastest growing markets for spectacle lenses. Shamir Optical is committed to the European market and believes these strategic investments represent a significant step toward increasing our market share in this key territory. This investment strengthens our foothold in Europe and aligns our efforts with one of the leading optical retail outlets in the region. Moreover, by establishing Altra-France, we further solidify our position as a leading provider of progressive lenses. We believe that in the long term Shamir will benefit greatly from this relationship and strategic investment."

Altra-France will establish operations in an existing building near Paris to manufacture and support sales and distribution throughout France.

ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

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SAFE HARBOR STATEMENT

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible business disruptions from acquisitions; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.